August 11, 2021

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:    TPG Pace Tech Opportunities Corp.

Amendment No. 4 to Registration Statement on Form S-4

Filed on August 5, 2021 File No. 333-254485

Ladies and Gentlemen:

Set forth below are the responses of TPG Pace Tech Opportunities Corp. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 10, 2021, with respect to Amendment No. 4 to Registration Statement on Form S-4, File No. 333-254485, filed with the Commission on August 5, 2021 (the “Registration Statement”). In connection with this letter, we are filing today an amendment to the Registration Statement (“Amendment No. 5”) via EDGAR and are concurrently providing certain information responsive to comments 1, 3 and 4 received from the Staff. We intend to provide a separate letter (a “Supplemental Letter” to the Staff responsive to comment 2 received from the Staff.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 4 to Registration Statement on Form S-4 unless otherwise specified.

Amendment No. 4 to Registration Statement on Form S-4

Cover Page

1.

We note your revised disclosures in response to prior comment 1. Please clearly state that if more than 52.2% of TPG Pace’s public shares are redeemed, Nerdy Inc. will have a minority interest in Nerdy LLC. In addition, clarify here, and elsewhere throughout the filing, that while the company may separately provide financial information of Nerdy LLC in such case, for accounting purposes Nerdy Inc. will not have control over Nerdy LLC and the operations of Nerdy LLC will not be reflected in the individual income and expense line items in Nerdy Inc’s consolidated financial statements. Further, please clarify that any reference to control in response to this comment relates to control from a U.S. GAAP perspective.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on the cover page and on pages xviii, 8, 11, 13, 23, 43, 92, 168 and 221 of the Registration Statement in response to the Staff’s comment.

Material U.S. Federal Income Tax Considerations, page 201

2.

We note that the Business Combination Agreement provides that the parties intend for the domestication and blocker mergers to qualify as reorganizations under Section 368(a) of the Internal Revenue Code and that the Business Combination Agreement is intended to constitute a “plan of reorganization” for purposes of Sections 368, 354 and 361 of the Code. Please expand your disclosure to address the material tax consequences of the entire business combination transaction and provide a tax opinion to support the conclusions.

RESPONSE:    The Company respectfully advises the Staff that it intends to provide a Supplemental Letter to the staff in response to the Staff’s comment.

Securities and Exchange Commission

August 11, 2021

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 230

3.

Please tell us your consideration to include a discussion in the pro forma footnotes of the potential impact if Existing Nerdy Holders elect to receive Class A shares in lieu of OpCo Units. In this regard, at a minimum, it appears that such an election could impact the pro forma net loss per common shares. Also, we note from the revised disclosures on page F-56 that Nerdy Inc. borrowed an additional $11.0 million from LSA. Please clarify whether you intend to repay the additional borrowing upon consummation of the merger transaction and tell us whether you considered disclosing this in your pro forma footnotes. Similarly, we note that while the $8.3 million SBA loan was forgiven, you are considering repaying such note if the business combination is approved. Refer to Article 11-02(a)(10) of Regulation S-X.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages 223-225, 228 and 241 of the Registration Statement in response to the Staff’s comment.

Summary of the Proxy Statement/Prospectus

Organizational Structure, page 7

4.

Your revised disclosures indicate that, subject to compliance with the OpCo LLC Agreement, the Board of Nerdy LLC could mandate that Existing Nerdy Holders (other than the Blockers) receive Class A shares in lieu of OpCo units (with an equivalent number of shares of Class B common stock). Please disclose when and how the Board can exercise this power and explain any restrictions or limitations on the Boards ability to make such a mandate.

RESPONSE:    The Company respectfully advises the Staff that it has revised the disclosure on pages 7, 10, 12, 92 and 223 of the Registration Statement in response to the Staff’s comment.

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Securities and Exchange Commission

August 11, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

TPG PACE TECH OPPORTUNITIES CORP.

By:	/s/ Karl Peterson
Name:	Karl Peterson
Title:	Non-Executive Chairman and Director

Enclosures

cc:    Sarah K. Morgan, Vinson & Elkins LLP